UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: March 31, 2024

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q

For the Transition Period Ended:

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

PART I — REGISTRANT INFORMATION

AmpliTech Group, Inc.
Full Name of Registrant

N/A
Former Name if Applicable

155 Plant Avenue
Address of Principal Executive Office (Street and Number)

Hauppauge, NY 11788
City, State and Zip Code

PART II — RULES 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)	The subject annual report, semi-annual report, transition report on Form10-K, Form20-F, Form11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III — Narrative

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

AmpliTech Group, Inc. (the “Company”) is unable to file its Quarterly Report on Form 10-Q for the quarter ended March 31, 2024, within the prescribed time period without unreasonable effort or expense. During the quarter ended March 31, 2024, the Company made several transactions in digital currency in the total amount of approximately $3.25 million. The Company believes that it was fraudulently induced to hold its digital currency with a custodian that no longer exists. The Company is taking steps in an attempt to seek recovery of the funds including discussions with local, federal, and international law enforcement agencies and private consultants and is currently conducting a review of its processes and procedures related to this investment. At the present time, the Company is not aware of, and does not expect any additional losses arising out or relating to the above-described investment. In addition, the Company does not believe that the Company’s systems, records, or assets were otherwise affected or compromised in connection with these investments. The Company hopes to file the Form 10-Q within the time period provided by Exchange Act Rule 12b-25 or as soon as practicable.

Part IV — Other Information

(1)	Name and telephone number of person to contact in regard to this notification.

Louisa Sanfratello	(631) 521-7831
(Name)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company anticipates that for the three months ended March 31, 2024 it will incur a net loss of approximately $4.7 million as compared to a net loss of approximately $582,000 for the three months ended March 31, 2023. Included in the loss for March 31, 2024 was a loss in the amount of approximately $3.25 million attributed to an investment in digital currency.

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Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

AmpliTech Group, Inc.

Date: May 16, 2024	By:	/s/ Fawad Maqbool
Fawad Maqbool
Chief Executive Officer

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